Citimortgage	CitiMortgage, Inc.
1000 Technology Drive
Mail Station 822
O'Fallon, Missouri 63304

MANAGEMENT ASSERTION

As of and for the year ended December 31, 2003, CitiMortgage, Inc. and subsidiaries and CitiMortgage Asset Management, Inc. (collectively referred to as the Company) has complied, in all material respects, with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for this same period, the Company had in effect a fidelity bond policy of $200 million and errors and omissions policy in the amount of $75 million.

Very truly yours,

By:	David Schneider
David Schneider, President & Chief Operating Officer, CitiMortgage, Inc.

By:	Bill Beckmann
Bill Beckmann, President CitiGroup Real Estate Servicing and Technology

By:	Paul Ince
Paul Ince, Chief Financial Officer, CitiMortgage, Inc.

March 5, 2004